IC Places, Inc. 5428 S. Bracken Court Winter Park, FL 32972 (321) 251-5045

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington DC 20549

October 17, 2008

Re:

IC Places, Inc.

Response to SEC Comments, dated August 13, 2008

Amendment No. 3 to Registration Statement on Form 10

File No. 0-53278

Dear Mr. Owings:

We are in receipt of your above referenced letter and are responding to each comment.

1.

General:

In future filings please include the sequential numbering of your amendment on the cover page of your registration statement on Form 10.  For example, your next filing of your registration statement should state “Amendment No. 4 to” above “Form 10” on the cover page.  See Rule 12b-15 of the Exchange Act.

Response:  We are in process of submitting our Amendment No. 4 to Form 10 and have included this reference on the cover form of the filing.

2.

Item 5 Directors and Executive Officers, page 19; Management Team, page 19

We note your revised disclosure in response to comment three in our letter dated August 6, 2008. Your statements on page 19 do not provide all of the information required by Item 401(a), (b) and (e) of Regulation S-K.  We note that you do not include the ages of your directors and executive officers, the term of office of each director and executive officer and any period(s) during which they have served as such, and the business experience during the past five years of each director and executive officer.  Item 401(e) requires disclosure of each such person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.  This would include dates and places of employment during the last five years.

Response:  Our Amendment No. 4 to Form 10 has updated and detailed our executive managements, including age, executive position, commencement of term of office.  Additionally, we have provided narratives of each executive officers business history, including positions held and relevance to their offerings to IC Places, Inc.

We believe that our additional disclosures are in satisfaction of Item 401(a), (b) and (e) of Regulation S-K.

3.

Item 11 Description of Securities, page 21;

The Number of Shares Outstanding, page 21

You state that you have “Fifty Million (71,520,010) shares of common stock … issued and outstanding.”  It appears that you have 71,520,010 shares outstanding based on disclosure elsewhere in your registration statement.  Please delete the phrase “Fifty Million” and the parentheses around “71,520,010” or revise your disclosure to accurately state the number of shares issued and outstanding.

Response:  This was a clerical error, whereby the numerically listed shares (71,520,010) were correct.  The wording has been replaced in our Amendment No. 4 to Form 10, reflecting the numerical amount.

4.

Item 15 Financial Statements and Exhibits, page 25

We note that your cover letter did not address the purchase agreement referenced in Note 5 to your financial statements.  Please provide the material terms of the agreement in your business discussion and file the agreement as an exhibit to your registration statement or advice us why it is not required to be filed.  Refer to comment 5 in our letter dated August 6, 2008, Item 1 of Form 10, and Items 101 and 601(b)(2) of Regulation S-K. We also note the filed agreement with Bridger Web, Inc.  Please discuss this acquisition as part of your development in the business section.

Response:  The agreement has been filed with the prior amendment, as exhibit titled "bridger_purchase-agreement".   This agreement was completed in the current year and is reflected in the June 30, 2008 financial statements.   The terms of the agreement have been accounted for and disclosed in Amendment No. 4 to Form 10,  Item 15 Financial Statements and Exhibits;  June 30, 2008 Notes to the Financial Statement (unaudited), Footnote 2, Summary of Significant Accounting Policies.

5.

In your letter dated August 8, 2008 you state that interim financial statements were included in Amendment No. 2 and appear in Amendment No. 3 on page 16 under the heading “Financial Information for the Six Months Ending June 30, 2008.”  We note our disclosure at the bottom of page 13 and the top of page 14 under the heading “Three Month Periods Ended March 31, 2007 and 2008.”  We also note that Amendment No. 2 did include some financial statement information; however, this information does not appear in Amendment No. 3 and in any case does not meet the requirements of Item 8-03 of Regulation S-X.

Item 8-03 of Regulation S-X states that “[i]interim financial statements shall include a balance sheet as of the end of the issuer’s most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year.”  Item 8-03(a) of Regulation S-X sets forth the condensed format for interim financial statements and Item 8-03(b) of Regulation S-X provides information on the disclosure required and additional instructions as to content of the interim financial statements.  Please revise your registration statement to include interim financial information that complies with the requirements of Item 8-03 Regulation S-X.

Response:  In our Amendment No. 4 to Form 10 we have updated our financial statements to reflect our last quarter results.  Our unaudited financial statements for the three and six month period ending June 30, 2008 and 2007 and the period from March 18, 2005 (date of inception) through June 30, 2008 have been updated in this filing.   Those financial statements are in compliance with Item 8-03 of Regulation S-X and include:

Balance Sheet	June 30, 2008 (unaudited) December 31, 2007 (audited) (Preceding fiscal year)
Statement of Operations

Three months ended June 30, 2008 (unaudited)

Three months ended June 30, 2007 (unaudited)

Six months ended June 30, 2008(unaudited)

Six months ended June 30, 2007 (unaudited)

Period from March 18, 2005 (date of inception) through June 30, 2008

Statement of Stockholders' Deficit	From inception to date
Statement of Cash Flows	Year to date, June 30, 2008(unaudited) Year to date, June 30, 2007 (unaudited) Period from March 18, 2005 (date of inception) through June 30, 2008
Notes to the Financial Statements (unaudited)	Comparative notes to the financial statemnts.

We believe that the statements included in our Amendment No. 4 to Form 10, listed above, are in compliance with the regulations.

We hope that our response is satisfactory to your inquiry and comments.

Sincerely,

/s/: Steven Samblis

Steven Samblis,

President and Chief Executive Officer